Exhibit 6.22

ROYALTY OPTION AGREEMENT

This Royalty Option Agreement (“Agreement”) is entered into as of August 30, 2022 by and between RoyaltyTraders LLC dba SongVest, a Delaware limited liability company (“SongVest”) at 1053 East Whitaker Rd Suite 115, Raleigh, NC 27604, and TLC II, LLC a limited liability company located at 1395 Brickell Ave, Suite 800, Miami, FL 33131 (“Seller”) and, collectively with SongVest, the “Parties”), and amends and restates in its entirety that previous Royalty Agreement entered into by the Parties on May 23, 2022.

WHEREAS, Seller is granting to SongVest an exclusive option to enter into the Transaction, which option shall be deemed exercised upon the conclusion of the Offering.

WHEREAS, Seller will sell to SongVest the right to receive Royalties deriving from the Portfolio during the Royalty Period (as defined on Schedule A), and SongVest will issue a pro rata portion of units (each a “Unit”) to third party Investors in and to such Royalties (the “Proceed Rights”) via the SongVest website (the “Site”) as further set forth herein (collectively, the “Transaction”).

WHEREAS, the Parties desire to memorialize their agreement regarding the Royalties to be paid by Seller to SongVest in exchange for the payment to Seller of the Purchase Price.

NOW, THEREFORE, the Parties hereby agree as follows:

Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Assets” has the meaning set forth on Schedule A.

“Artist(s)” means those recording artists whose musical performances are embodied in the Assets contained in the Portfolio, if any, and as set forth on Schedule A.

“Digital Download” means the digital reproduction of a Sound Recording for permanent and private use.

“Distributor(s)” means that record label or distributor (or distributors) set forth on Schedule A that sells, markets, and/or distributes the Assets.

“Fees and Expenses” means the fees and expenses, including Anticipated Fees, if any, incurred by SongVest for its time and effort to place the Proceed Rights into the Offering and market the Units and Proceed Rights to the general public. Fees and Expenses include, without limitation, legal and other regulator costs related to completing the Offering memorandum and closing. Anticipated Fees, if any, are outlined in Schedule B, though actual Fees and Expenses may differ.

“Investor(s)” means those persons who enter into a subscription agreement with SongVest to acquire Units. For clarification, only those owners of certain so-called “non-fungible- tokens” associated with Artist sold by OneOf, Inc. on its online digital collectibles marketplace located at www.oneof.com, will be eligible to enter into the subscription agreement and become Investors.

“Net Revenue” means the Royalties generated from the Portfolio Assets less any service fee charged by the Distributor (or other third party), and, if applicable, current taxes payable during the current period as withheld by the Distributor (or other third party) for the sole purpose of remittal to an entity with taxing authority in the normal course of business.

“Offering” means the offering held by SongVest via the Site wherein the Investor is issued the Units for the Proceed Rights.

“Percentage Interest” has the meaning set forth on Schedule A. “Portfolio” means the portfolio of Assets as set forth on Schedule A.

“Purchase Price” means the final purchase price for the Royalties by SongVest as set forth on Schedule A.

“Revenue Sources” has the meaning set forth on Schedule A.

“Royalties” means the royalties payable to SongVest in connection with the Portfolio that derive from the Revenue Sources based on the Percentage Interest.

“Royalty Period” has the meaning set forth on Schedule A.

“Royalty Interest” means the percentage of the Royalties that SongVest is entitled to as set forth in Schedule A.

“Seller Agreements” means those agreements between Seller and third parties, including Artists, wherein Seller is entitled to receive the Percentage Interest of all Assets.

“Sound Recording(s)” means those sound recording(s) embodying the performances of Artist(s) and set forth on Schedule A.

“Streaming Revenue” means the Net Revenue payable to Seller derived from the Portfolio (including all Assets, but not derivative works thereof) collected by Distributor from all digital audio and video streaming platforms (e.g., Spotify, YouTube) from which Distributor collects such revenue).

“Term” means the term of this Agreement, which Term shall commence on the date of signature of this Agreement and continue until the date that all Royalties payable during the Royalty Period have been paid to SongVest.

1. Transaction/Offering.

a.	Seller hereby grants to SongVest the exclusive right to conduct the Offering. Upon the conclusion of the Offering, SongVest’s option to enter into the Transaction shall be deemed exercised and Seller shall irrevocably assign, grant and convey the rights to the Royalties to SongVest for the entire duration of the Royalty Period.

b.	SongVest shall be solely responsible for the payment of the Proceed Rights to the Investor from the Royalties received from Seller hereunder throughout the Royalty Period.

c.	Promptly upon the conclusion of the Offering and receipt of the full Purchase Price therefor, SongVest will pay Seller the full amount of the Purchase Price.

2. Royalties. In consideration of the Purchase Price paid to Seller hereunder, during the Royalty Period, Seller hereby agrees to pay (or direct payment from all applicable third parties, including Distributor and/or Artist) a percentage equal to the Royalty Interest of all Royalties from the following Revenue Sources in connection with the Portfolio as follows:

a.	Sound Recordings: Revenue earned by Seller in connection with the exploitation of the Sound Recordings in the Portfolio will be paid at the Percentage Interest and for the applicable Revenue Sources (e.g., Streaming) as set forth in Schedule A. Sales shall be determined by reference to the royalty statements from the royalties credited to Seller by Distributor, Artist or other third party for the applicable calendar quarter or bi-yearly, which shall be conclusive and binding upon the Parties, absent manifest error.

b.	Accounting:

i.	A. Seller shall, pursuant to irrevocable letters of direction (“LOD”), a copy of which is attached hereto as Exhibit A, direct and cause Distributor and/or Artist, and any third party that distributes Assets and accounts to Seller in connection with Royalties therefor, to account and pay all Royalties due to SongVest for the entire Royalty Period at the same time and on the same terms as such party is required to account to Seller.

B. In the event the applicable Distributor, Artist or other third party fails to account or pay Royalties to SongVest as required hereunder, Seller shall account to SongVest via a statement and pay all Royalties earned during such period no later than fifteen (15) days after receipt by Seller of such Royalties. All payments shall be made to SongVest via wire transfer of immediately available funds pursuant to SongVest’s written instructions for same. In the event Seller conducts an audit of any of Distributor’s or Artist’s (or other distributor’s) books and records regarding the exploitation of any Asset in the Portfolio at any time during the Term, Seller shall notify SongVest thereof and allow SongVest to participate in such audit as it relates to exploitations of Portfolio material. In the event Seller receives any proceeds or awards from any such audit or other claim relating to the Portfolio, Seller will immediately notify SongVest thereof and pay to SongVest its proportionate share of the proceeds (subject to a deduction therefrom of Seller’s actual, verifiable costs in conducting such audit or claim). Upon SongVest’s request therefor and subject to SongVest covering the costs thereof, Seller agrees to conduct an audit of Distributor’s or Artist’s books and records related solely to accountings in connection with Royalties hereunder. In the event such audit reveals an underpayment of any monies due and payable in connection with Assets that were the subject of such audit, Seller shall ensure that such additional monies are collected and paid directly to SongVest.

ii. At any time within two (2) years after any statement is rendered to SongVest by Seller hereunder, SongVest shall have the right to, upon thirty (30) days written notice, examine Seller’s books and records with respect to such statement. Such examination shall be at SongVest’s sole cost and expense, by a certified public accountant or other qualified representative designated by SongVest. Such examination shall be made during Seller’s usual business hours at the place where Seller maintains the books and records which relate to the Portfolio and which are necessary to verify the accuracy of the statement. Seller shall have no obligation to produce such books and records more than once with respect to each statement rendered to SongVest. Unless notice shall have been given to Seller as provided hereinabove, each royalty statement rendered to SongVest shall be final, conclusive and binding on SongVest and shall constitute an account stated. SongVest shall be foreclosed from maintaining any action, claim or proceeding against Seller in any forum or tribunal with respect to any statement or accounting rendered hereunder unless such action, claim or proceeding is commenced against Company in a court of competent jurisdiction within thirty (30) months after the date such statement or accounting is rendered.

3. Seller’s Representations, Warranties and Covenants. Seller hereby represents, warrants and covenants to SongVest that as of the date hereof:

a.	Seller : (i) owns and/or has the irrevocable, exclusive right to receive the Royalties free and clear of any mortgage, pledge, lien, charge, security interest, encumbrance, restriction or adverse claim of any nature whatsoever (collectively, “Liens”), other than any tax obligation that Seller must satisfy in connection with the purchase and sale of the Royalties hereunder, (ii) is not aware of any Liens being asserted against the Royalties, (iii) has not consented to the imposition of any Liens on the Royalties and (iv) has not sold, assigned, transferred or otherwise encumbered any of Seller’s rights in the Royalties to any person or entity other than SongVest;

b.	Seller is competent to enter into (and understands the terms of) this Agreement and has been represented by tax and accounting advisors and legal counsel in the negotiation and execution of this Agreement, or knowingly waived Seller’s right to do so;

c.	Seller intends to (and shall) fully and timely satisfy all tax obligations of Seller flowing from this Agreement from the proceeds Seller receives from SongVest hereunder;

d.	Seller shall indemnify, defend and hold harmless SongVest, its agents, attorneys, employees, officers, directors, successors and assigns (collectively, the Indemnified Parties”) from and against all claims, losses, damages, penalties, judgments, lawsuits and all related costs and expenses of any nature (including legal fees and costs) (collectively, “Costs”) which may be incurred by or asserted against any of the Indemnified Parties arising out of, related to, or in connection with, this Agreement or any rights assigned or granted to SongVest hereunder, the Sound Recordings and/or Videos (or any of them), or any breach or alleged breach by Seller of Seller’s obligations, agreements, covenants, representations and/or warranties in this Agreement.

e.	Seller has all necessary right, power, legal capacity and authority, and all necessary actions on the part of Seller (including action required to be taken by Seller’s officers, directors, shareholders, trustees, executors or representatives) have been duly and validly taken to authorize Seller : (i) to own the Royalties; (ii) to sell, assign and transfer the Royalties as provided herein; (iii) to effectuate the execution and delivery of this Agreement; (iv) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (v) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. No approvals or consents of any persons or entities other than Seller are necessary in connection therewith, including, without limitation, any approval or consent by the Artists or Distributor. This Agreement is legal, valid, and binding upon Seller and is enforceable in accordance with its terms.

f.	As of the date of execution of this Agreement, Seller has no outstanding, unrecouped, and /or unearned advances in respect of or affecting the Royalties and, at no time during the Term will Seller enter into any agreement affecting the payment of Royalties hereunder, including, without limitation, any agreement whereby Seller receives any advance or other monies that are recoupable from (or otherwise reduce) Royalties payable hereunder.

g.	All federal, state and local taxes accrued or owing to and including the date of execution of this Agreement arising out of or in connection with the Royalties, including without limitation any sales or transfer taxes resulting from the transaction contemplated herein, if any, have been or will be paid or caused to be paid by Seller. The Royalties are free and clear of any and all liens, charges, mortgages, pledges, claims, encumbrances, obligations or liabilities of any kind or nature whatsoever whether accrued, absolute, contingent or otherwise.

h.	Throughout the entire Term, Seller shall use its best efforts to ensure that Distributor and/or Artists continuously pay Royalties, and that Distributor and/or Artist sells and exploits through all channels the Assets contained in the Portfolio, promotes, markets and advertises the Portfolio, and that the entire Portfolio shall remain in Distributor’s catalog and in no event shall any portion thereof be deleted therefrom.

i.	Seller has not assigned, pledged or otherwise transferred or encumbered the rights in the Royalties or any other rights being granted hereunder and has not and will not grant any rights or incur any obligations that are inconsistent with the rights granted herein or Seller’s obligations under this Agreement.

j.	Seller will maintain the power, right and authority to perform its obligations hereunder at all times during the Term.

k.	Each Seller Agreement is: (i) in full force and effect as of the date hereof, and shall remain in effect throughout the entire Term; (ii) is a valid and binding agreement between Seller and the applicable third party (e.g., Artist) wherein Seller is irrevocably entitled to receive and retain all Royalties with respect to the Assets; and (iii) at no time during the Term shall Seller terminate, rescind, revoke or attempt to terminate, rescind or revoke such Seller Agreement without the prior written approval of SongVest.

4. Distribution. Seller agrees that if, prior to the expiration of the Term, Seller becomes aware that Distributor or Artist no longer has rights to distribute or exploit all or any of the Assets in the Portfolio or if Artist or Distributor is assigning rights in the Assets to any party or licensing rights to a new third party distributor or other entity (wherein a new entity has the right to sell Assets and is obligated to account to Artist [or other rights holder] for all sales thereof) (or otherwise the applicable Distributor or Artist desires to make such change), Seller agrees to notify, in writing, SongVest at least sixty (60) days in advance of said change (or, as soon as Seller is made aware of such change). Such notice shall include the titles of the Portfolio which shall be the subject matter of such change, and the particular change to be made. Seller further agrees to cooperate with SongVest and take whatever actions are necessary, complete and execute any necessary paperwork, documents and instruments (including, without limitation, new LODs) and submit same to the new distributor, licensee or owner so that the entire grant and assignment agreed upon in this Agreement shall continue to be paid to SongVest, if required, uninterruptedly. If Seller fails to notify SongVest such that SongVest cannot obtain the Royalties due SongVest per this Agreement within sixty (60) days after any change, or, if for any other reason SongVest is no longer able to receive the Royalties (or a portion thereof), Seller agrees to immediately compensate SongVest one hundred percent (100%) of the Purchase Price plus ten percent (10%) interest compounded annually from the date of full execution hereof in addition to the royalty payments due hereunder. Seller agrees that any royalties collected by Seller which should have been paid to SongVest per this Agreement will be paid directly to SongVest by Seller within fifteen (15) days after Seller’s receipt thereof (as further set forth in Section 2 above). Any delay in settlement of royalties due SongVest will be subject to payment of interest at a rate of two percent (2%) per month. In the event SongVest requires that Royalties be paid to SongVest directly from the applicable Distributor or Artist, Seller agrees to execute and deliver to Distributor or Artist, as applicable, the LOD immediately upon notice thereof by SongVest.

5. Successors & Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors and administrators. Neither party may assign any of its rights hereunder; provided, however, that SongVest may assign this Agreement or any of its rights hereunder to a third party which agrees to assume SongVest’s obligations hereunder.

6. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6):

If to Seller:	TLC II, LLC [_] Attn: Rozonda Thomas, President

If to SongVest:	SongVest 1053 East Whitaker Rd. Suite 115 Raleigh, NC 27604 Attn.: President

7. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, USA (without regard to its conflicts of law doctrines) as if this Agreement were entered into and wholly to be performed therein. All actions arising out of or relating to this Agreement shall be brought in the State or Federal courts in Davidson County, Tennessee, and the parties hereby submit to the jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs insured in such action or proceeding in addition to any other relief to which such party may be entitled.

8. Entire Agreement; Modifications; Headings. This Agreement, together with the Closing Documents, constitute the entire understanding between the Parties with respect to the transactions contemplated herein and supersede all other agreements and understandings between the Parties; provided, however, that in the event of any conflict, the terms of this Agreement shall prevail. No modification of this Agreement shall be valid unless in writing and signed by both Parties. The titles and headings of the various articles and sections in this Agreement are intended solely for convenience of reference and are not intended for any other purpose whatsoever or to explain, modify, or place any construction on any of the provisions of this Agreement.

9. Third-Party Beneficiary. The Parties acknowledge and agree that the Investor is an intended third-party beneficiary of this Agreement and, therefore, that the Investor may enforce its terms directly.

10. Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument. A signed copy of this Agreement delivered by facsimile, e- mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

11. SongVest and its licensees and/or assignees shall have the right, but not the obligation, to use Seller’s name, photograph, likeness, and other biographical data including images related to Seller’s music (“Name and Likeness”) for the purpose of advertising, marketing, promoting, publicizing, and exploiting any matter related to the rights granted to SongVest hereunder.

IN WITNESS WHEREOF, the Parties have executed this Agreement under seal (each Party adopting the word “SEAL” as its true and lawful seal) as of the date first set forth above.

SongVest:

(SEAL)	By:	/s/ Sean Peace
	Name:	Sean Peace
	Title:	President

TLC II, LLC:

(SEAL)	By:	/s/ Rozonda Thomas
	Name:	Rozonda Thomas
	Title:	President

SCHEDULE A

PORTFOLIO/ REVENUE SOURCES/ PERCENTAGE INTERESTS

1. Royalty Period – Commencing on the closing date of the Offering as defined in the Offering document filed with the Securities and Exchange Commission and ending on the expiration of the United States copyright of the sound recordings included in the Assets.

2. Assets – Refers solely to the following three (3) Sound Recordings (and, for the avoidance of doubt, specifically excludes the underlying musical compositions):

a.	Waterfalls (ISRC# __)

b.	Creep (ISRC# __)

c.	No Scrubs (ISRC# __)

3. Percentage Interest – means fifty percent (50%) of all income, revenue and other amounts actually received from Seller from Distributors solely in connection with the Revenue Sources

4. Revenue Sources – means solely the following sources from which revenue is derived related to the Assets:

a.	Streaming Revenue

b.	Digital Download Revenue

Provided, however the Parties acknowledge that DistroKid is unable to assign specific Revenue Sources, and that due to such restrictions, SongVest may be in receipt of additional Revenue Sources in DistroKid distributions. SongVest will process quarterly accounting of all Royalties received and return the full amount of such to Seller.

5. Distributors – means DistroKid and any successor, assign or replacement thereof.

6. Purchase Price and Royalty Interest – The Purchase Price shall be zero dollars (USD $0.00) for a 100% Royalty Interest in the Royalties.

7. Artist – The musical group or recording artist whose performances are embodied in the Assets is “TLC”.

SCHEDULE B: FEES AND EXPENSES

SongVest elects to forego compensation for its role in facilitating the Transaction.

EXHIBIT A

Letter of Direction to Distributor

__________, 2022

ATTN: Royalty Department

DistroKid ____

Re:	Notice of Assignment of Income

Gentlepersons:

Reference is made to the Seller Royalty Option Agreement between TLC II, LLC., individually, and on behalf of any affiliate of itself (collectively, “Seller”), and RoyaltyTraders LLC dba SongVest. (“Purchaser”), effectively dated __________, 2022, a copy of which is attached hereto (the “Assignment”). Capitalized terms used herein which are not defined herein shall have the meanings ascribed thereto in the Assignment.

As evidenced by the Assignment, Purchaser acquired from Seller, throughout the world, the exclusive right to receive and collect fifty percent (50%) of Seller’s share of royalties from the specific Sound Recordings accrued and unpaid and hereafter accruing (the “Assigned Royalties”).

a.	Waterfalls (ISRC# __)

b.	Creep (ISRC# __)

c.	No Scrubs (ISRC# __)

Accordingly, from and after __________, 2022, you are to remit all of the Assigned Royalties, regardless of when earned, to Purchaser, and send them along with any corresponding statements, notices and correspondence to:

RoyaltyTraders, LLC dba SongVest

1053 East Whitaker Mill Rd

Raleigh, North Carolina 27604

Or electronically to finance@songvest.com

Please confirm your receipt of this notice.

Very truly yours,

(FORM OF)

AGREEMENT ADDENDUM

dated this ___th day of June 2023

BETWEEN:

TLC II, LLC

- AND -

RoyaltyTraders LLC dba SongVest

A. Background

TLC II, LLC and RoyaltyTraders LLC dba SongVest (the “Parties”) entered into the Royalty Option Agreement (the “Agreement”) effectively dated August 30, 2022 for the purpose of SongVest purchasing the right to receive royalties related to certain song recordings owned by TLC.

B. The Parties desire to amend the Agreement on the terms and conditions set forth in this Agreement Addendum (the “Addendum”).

C. This Addendum is the first amendment to the Agreement.

D. References in this Addendum to the Agreement are to the Agreement as previously amended or varied.

IN CONSIDERATION OF the Parties agreeing to amend their obligations in the existing Agreement, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to keep, perform, and fulfill the promises, conditions and agreements below:

1. Amendments

a. The following provisions of Schedule A of the Agreement are amended and restated as follows:

2. Assets – Refers solely to the following three (3) Sound Recordings (and, for the avoidance of doubt, specifically excludes the underlying musical compositions):

a. Creep – TLC Version (ISRC# QZTAW2269064)

b. No Scrubs – TLC Version (ISRC# QZTAW2269062)

c. Diggin’On You – TLC Version (ISRC# QZK6P2319222)

6. Purchase Price and Royalty Interest – The Purchase Price shall be zero dollars (USD $0.00) for a 100% Royalty Interest in the Royalties.

b. The following provisions of Exhibit A are amended and restated as follows:

As evidenced by the Assignment, Purchaser acquired from Seller, throughout the world, the exclusive right to receive and collect fifty percent (50%) of Seller’s share of royalties from the specific Sound Recording accrued and unpaid and hereafter accruing (the “Assigned Royalties”).

a. Creep – TLC Version (ISRC# QZTAW2269064)

b. No Scrubs – TLC Version (ISRC# QZTAW2269062)

c. Diggin’On You – TLC Version (ISRC# QZK6P2319222)

2. No Other Change

2. Except as otherwise expressly provided in this Agreement, all of the terms and conditions of the Agreement remain unchanged and in full force and effect.

3. Miscellaneous Terms

3. Capitalized terms not otherwise defined in this Addendum will have the meanings ascribed to them in the Agreement. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine include the feminine and vice versa. No regard for gender is intended by the language in this Agreement.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this _____th day of June, 2023

TLC II, LLC

RoyaltyTraders LLC dba SongVest